SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                    For the quarter ended September 30, 2002

                        Nymox Pharmaceutical Corporation

             9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F)

                          Form 20 F [X]   Form 40 F [ ]

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934)

                          Yes [ ]         No [X]


                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        /s/ Paul Averback
                                        ---------------------------------------
                                        NYMOX PHARMACEUTICAL CORPORATION
                                        (Registrant)

Date:  November 14, 2002

                                  [NYMOX LOGO]

CORPORATE PROFILE

Nymox Pharmaceutical Corporation is a biotechnology company with three unique proprietary products on the market, and a significant R&D pipeline of products in development. Nymox is a leader in the research and development of products for the diagnosis and treatment of Alzheimer's disease, an affliction of more than 15 million people around the world. Nymox developed and is currently offering its AlzheimAlert(TM) test, a urinary test that is the world's only accurate, non-invasive aid in the diagnosis of Alzheimer's disease. Nymox also developed and markets NicAlert(TM) and NicoMeter(TM), tests that use urine or saliva to detect use of and exposure to tobacco products. On October 23, 2002, Nymox announced that its NicAlert(TM) product had received clearance from the U.S. Food and Drug Administration (FDA). Nymox also is developing treatments aimed at the causes of Alzheimer's disease. One program targets spherons, which Nymox researchers believe are a source of the senile plaques found in the brains of patients with Alzheimer's disease. Another distinct program targets the brain protein (neural thread protein) detected by its AlzheimAlert(TM) test and implicated in widespread brain cell death seen in Alzheimer's disease. Nymox also has the rights to the use of statin drugs for the treatment and prevention of Alzheimer's disease. Nymox is developing new antibacterial agents for the treatment of urinary tract and other bacterial infections in humans and for the treatment of E. coli 0157:H7 contamination in meat and other food and drink products. Nymox is developing a novel treatment for benign prostatic hyperplasia. Nymox also has several other drug candidates and diagnostic technologies in development.

Message to Shareholders

Nymox is pleased to present its results for the third quarter of 2002.

Nymox offers a proprietary product called AlzheimAlert(TM), which is a state of the art urine test designed to aid physicians in the diagnosis of Alzheimer's disease. AlzheimAlert(TM) is Nymox's unique patented urinary test for neural thread protein, a key protein involved in the Alzheimer's disease process. We are in the early stages of making the tests available to doctors throughout the U.S. through a medical field force of over 60 medical representatives. The test costs $295 and is performed by the company's clinical reference laboratory in New Jersey.

On July 23, Nymox announced that recent scientific studies were providing a significant new link between NTP, the brain protein detected by the Nymox AlzheimAlert(TM) urine test, and key aspects of the Alzheimer's disease process. The studies were conducted at Brown University by Dr. Suzanne de la Monte and colleagues and were presented on Wednesday, July 24, at the 8th International Conference on Alzheimer's Disease and Related Disorders held in Stockholm, Sweden.

In the studies, the role of AD7c-NTP in AD neurodegeneration was characterized in neuronal cells in culture. Dr. de la Monte and colleagues at Brown University examined NTP expression, cell viability, and gene expression. They found that AD7c-NTP, the specific protein measured in the AlzheimAlert(TM) test, was particularly associated with the accumulation of harmful protein complexes in the dying nerve cells associated with the neurodegeneration of AD. Phospho-tau is the main component of neurofibrillary tangles, one of the hallmarks of AD. These new results point to an important connection of NTP to phospho-tau accumulation in Alzheimer's disease.

On July 29, Nymox announced that positive results of a successful clinical study of the Company's AlzheimAlert(TM) test were presented at the 54th Annual Meeting of the American Association for Clinical Chemistry. Michael Munzar MD, the Medical Director of Nymox, presented the paper on the study. The Annual Meeting of the American Association for Clinical Chemistry, an international scientific/medical society of clinical laboratory professionals, physicians and research scientists, is one of the pre-eminent scientific conferences for laboratory and clinical chemistry in the world.

The results of the multi-center double blind retrospective study showed that AlzheimAlert(TM) could accurately distinguish between patients with Alzheimer's disease and healthy subjects without the disease. The study also showed that cases of Alzheimer's disease of longer duration had significantly higher NTP values than cases of more recent clinical onset. The paper's authors are Dr. Munzar; Suzanna Levy, Ph.D. of Mount Sinai School of Medicine, New York; Robert Rush, Ph.D. of Bendiner & Schlesinger, New York; and Maggie Focht, Matt McConville and Paul Averback MD of Nymox.

On August 22, Nymox announced that a large new prospective study of its AlzheimAlert(TM) urine test had begun at State University of New York. The investigation is being led by Dr. Smita Kittur, M. D., the Director of the Alzheimer's Programs at SUNY Upstate Medical Center and the Syracuse VA Medical Center. Dr. Kittur trained in neurology at the Johns Hopkins School of Medicine, and she is also board certified in neurology and genetics. She was a Senior Staff fellow in Gerontology Research at the Natural Institute of Aging. Dr. Kittur has extensive peer-review publications in the fields of neurology, genetics and Alzheimer's disease. On September 13, Nymox announced that a large new prospective study of its AlzheimAlert(TM) urine test has begun in Phoenix at 21st Century Neurology, a large neurology treatment and research facility. The investigation is being led by Stephen S. Flitman, M. D., the Medical Director at 21st Century Neurology. Dr. Flitman specializes in cognitive and memory disorders, and is the Medical Director for 21st Century Neurology, focusing on clinical research and modern approaches to neurological diseases such as Alzheimer's disease and Parkinson's disease, and unusual behavioral disorders in adults and children.

Nymox also markets two other proprietary products; NicAlert(TM) and NicoMeter(TM), which are inexpensive, simple-to-use test strips used to determine whether a person is using or exposed to tobacco products. NicAlert(TM) and NicoMeter(TM) can be applied to many situations such as athletic and school testing, insurance testing, workplace environment testing, research studies and smoking cessation. NicoMeter(TM) is used with urine and the new NicAlert(TM) is used for urine and saliva detection. Nymox provides NicAlert(TM) at $7.99 per test. The Company is currently negotiating a number of new marketing initiatives for NicAlert(TM). NicAlert(TM) and NicoMeter(TM) are currently being used in research programs into tobacco use and exposure across the U.S., and in Japan. The tests are a new improvement of a product, which has been used for many years by experts in the field at institutions such as the University of Texas, Brown University, and MD Anderson and by reference laboratories such as Smith Kline Beecham. NicAlert(TM) and NicoMeter(TM) have the distinct advantage of being the only point-of-care semi-quantitative tobacco product exposure tests available in the world.

On August 15, Nymox announced that its NicAlert(TM) test had been found "to be an invaluable part" of the innovative, on-site tobacco cessation programs run by the Wellness Council of West Virginia that promote tobacco cessation and restriction for employees at their work sites. The Wellness Council of West Virginia runs the Worksite Wellness Tobacco Policy Program under a grant provided by the West Virginia Tobacco Prevention Program.

According to Debbie Marion, Program Director of the Worksite Wellness Tobacco Policy Program, they have successfully used NicAlert(TM) on-site in order to provide "a concrete example to individual tobacco users of the presence of nicotine in their bodies." This "in turn makes them more receptive to cessation counseling at that point. In addition, we have found NicAlert to be useful in raising awareness of environmental smoke exposure issues at many sites," said Debbie Marion. "Many of our companies find these demonstrations to be useful in facilitating an atmosphere conducive to tobacco cessation and tobacco restriction implementation. One of our most dramatic examples of the effectiveness of these NicAlert demonstrations is from our experience with one of the largest law firms in our state. As a result of our attendance and NicAlert demonstration at their employee health fair, the company took immediate action to close the employee smoking room. This response was due to a non-smoker's NicAlert results, and subsequent concerns addressed to management." The Wellness Council said they have been receiving almost daily requests about NicAlert(TM) from other health agencies, businesses and organizations.

New guidelines for the prevention of heart disease and stroke recommend no exposure to tobacco smoke, including environmental tobacco smoke (ETS), more commonly known as second-hand smoke. The recommendation of no exposure to tobacco smoke contained in the American Heart Association Guidelines for Primary Prevention of Cardiovascular Disease and Stroke: 2002 Update is the latest in a series of research studies and practice guidelines linking second-hand smoke exposure to increased risk of heart disease and stroke. Second-hand smoke is also a known human carcinogen according to the National Institute of Environmental Health Sciences. In response to these public health concerns, there has been a growing movement among municipalities and states to ban smoking in the workplace, restaurants and bars and other public places.

On September 10, Nymox announced that a large new prospective study of its NicAlert(TM) test had begun at Clinical Research Centers of Tennessee. The investigation is being led by Wayne Wells M.D.. Dr. Wells is Medical Director and Chief Investigator of Clinical Research Centers of Tennessee. Dr. Wells is Board Certified in Family Practice and Geriatrics. He has been involved in medical practice for over 18 years. He was formerly attending Physician at State University of New York Health Science Center at Brooklyn, and Chairman of the Department of Medicine at University Medical Center in Lebanon, Tennessee. Clinical Research Centers of Tennessee is currently conducting research programs in association with 57 medical centers, clinics and private practices statewide.

On September 12, Nymox announced that the Company is pursing marketing opportunities and initiatives for its products through its new partner, Health4u, an innovative marketing company based in Allschwil near Basel, Switzerland. Health4u is a patient-oriented marketing services company, specializing in innovative approaches to healthcare and quality of life issues (info@health4u.ch; www.health4u.ch). The Managing Partner of Health4u AG is Jorge Wernli, a former senior marketing executive at Ciba-Geigy (Novartis). Nymox and Health4u have developed a website for NicAlert(TM) (www.nicalert.ch) and have launched NicAlert(TM) in Switzerland. "The NicAlert(TM) product is currently being tested in a number of schools, youth nursery homes, and manufacturing companies as part of their health test programs", said Mr. Wernli.

On September 16, Nymox announced that its tobacco exposure test, NicAlert(TM), was used in a nationwide stop-smoking campaign in Switzerland. The Swiss campaign, "let it be," is jointly run by the Swiss Federal Office of Public Health, the Swiss Association for Smoking Prevention, the Swiss League Against Cancer and the Swiss Lung Association. NicAlert(TM) was used to test the winners of a month-long stop-smoking contest that awarded prizes ranging from CHF 500 ($340) to CHF 5000 ($3400) to some of the over 4,000 people who participated.

On September 18, Nymox announced that its NicAlert(TM) test is being used in large studies at the Lung-Center Hirslanden in Zurich, Switzerland. Dr. Karl Klingler from the Lung-Center Hirslanden Zurich, Switzerland, said "Effective smoking cessation and/or reduction is the single most important intervention in medicine to improve public health and reduce healthcare cost. Among the top 10 diseases listed by WHO, lung cancer and COPD (Chronic Obstructive Pulmonary Disease) are strongly related to smoking with increasing incidence in the smoking and non-smoking population". Dr. Klingler added, "Accurate measurement is a key success factor to achieve objectives in an effective way: NicAlert and Nicometer have proven to be cost-effective, easy-to-use point-of care devices on the road to stop and/or reduce the population's exposure to tobacco smoking".

During the year, we continued to make progress in our several major drug development programs. Nymox's R&D activities have been increasingly productive in the past year in generating patentable products and company patent applications. In the past eighteen months, the company and its affiliates have drafted, filed and prosecuted over fourteen U.S. patent applications, as well as a substantially larger number of foreign patent applications.

On July 24, Nymox announced that its U.S. patent application for the use of statin drugs for Alzheimer's disease has been officially allowed. There have been numerous highly publicized studies on the benefit of statin drug use and Alzheimer's disease (see the Wall Street Journal, April 17 and July 18, 2002). Many international authorities believe that statins (a class of cholesterol lowering drugs) offer the best hope yet for controlling Alzheimer's disease.

On July 31, 2002), Nymox announced that studies presented at the 8th International Conference on Alzheimer's Disease and Related Disorders in Stockholm, Sweden reported new evidence linking high cholesterol levels with Alzheimer's disease and showing the benefit of statins in lowering the risk of acquiring the fatal illness. Statins are a class of drugs known as HMG CoA reductose inhibitors, which lower cholesterol. The current global market for statin drugs is over $14 billion per year.

The relationship between cholesterol and Alzheimer's disease and the potential use of statins as a therapeutic was a major topic at the conference. One epidemiological study of 2,378 participants conducted by Dr. R. Green and colleagues at Boston University School of Medicine found individuals taking statins had a 39 % lower risk of developing Alzheimer's disease. This finding confirmed the data reported in the Archives of Neurology (Wolozin et al., Arch Neurol 2000; 57:1439-43).

Another study conducted by Dr. B. Austen and colleagues at St. George's Hospital Medical School in London found that using statins in cell cultures lowered cholesterol levels and dramatically reduced beta-amyloid production. Beta-amyloid is a constituent of senile plaques, the pathological hallmark of Alzheimer's disease. Many other studies at the Stockholm meeting explored links between cholesterol and Alzheimer's disease and the potential therapeutic uses of statins.

On September 25, Nymox announced that one of its leading Alzheimer's disease drug candidates had shown significant progress in key preclinical studies. The Company has made formal plans to target the drug NXD-9062 for human trials.

We wish to thank our over 4,000 shareholders for their valued strong support. Nymox is confident that it will continue to meet or surpass its important milestones and we welcome the challenges ahead.



Paul Averback MD - C.E.O. & President
November 14, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS
(in US dollars)

The following discussion should be read in conjunction with the consolidated financial statements of the Company.

Overview

The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and has not been profitable to date. We refer to the Corporate Overview for a discussion of the Company's research and development projects and its product pipeline.

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission ("SEC") released "Cautionary Advice Regarding Disclosure About Critical Accounting Policies". According to the SEC release, accounting policies are among the "most critical" if they are, in management's view, most important to the portrayal of the company's financial condition and most demanding on their calls for judgement.

Our accounting policies are described in the notes to our consolidated financial statements. We consider the following policies to be the most critical in understanding the judgements that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Corporation applies guidance from SAB 101 (Staff Accounting Bulletin 101) issued by the Securities and Exchange Commission in the recognition of revenue. The Company derives its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Corporation. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis.

The Company currently markets AlzheimAlert(TM) as a service provided by our CLIA certified reference laboratory in New Jersey. Physicians send urine samples taken from their patients to our laboratory where the AlzheimAlert(TM) test is performed. The results are then reported back to the physicians. We recognize the revenues when the test has been performed. The Company sometimes enters into bulk sales of its diagnostic products to customers under which it has a continuing obligation to perform related testing services at its laboratory. Although the Company receives non-refundable upfront payments under these agreements, revenue is recognized in the period that the Company fulfils its obligation or over the term of the arrangement. For research contracts and licensing revenues, the Company usually enters into an agreement specifying the terms and obligations of the parties. Revenues from these sources are only recognized when there are no longer any obligations to be performed by the Company under the terms of the agreement.

Valuation of Capital Assets

The Company reviews the unamortized balance of intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:
o Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
o    Significant negative industry or economic trends.

No impairment losses were recognized for the periods ended September 30, 2002, 2001 and 2000.

Valuation of Future Income Tax Assets

Management judgement is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $6.4 million as of December 31, 2001, due to uncertainties related to our ability to utilize some of our future tax assets, primarily consisting of net operating losses carried forward, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. Since the Company is a development stage enterprise, the generation of future taxable income is dependent on the successful commercialization of its products and technologies.

Results of Operations

Revenues

Revenues from sales amounted to $306,104 for the nine months ended September 30, 2002, compared with $300,893 for the same period in 2001. In addition, there is $5,930 of deferred revenue, which will be recognized in the next quarter. Revenues from sales for the quarter amounted to $70,841 compared to $83,128 for the third quarter of 2001. Interest revenue was $974 in the third quarter of 2002 compared to $2,894 for the same period in 2001, due to lower average cash balances.

Research and Development

Research and development expenditures were $1,241,631 for the nine months ended September 30, 2002, compared with $1,145,390 for the same period in 2001. The increase is attributable to higher spending in the development of the therapeutic products in the Company's pipeline. During the first nine months of 2002, research tax credits amounted to $13,225 compared to $8,619 for the same period in 2001.

Marketing Expenses

Marketing expenditures decreased to $197,491 for the nine months ended September 30, 2002, in comparison to expenditures of $219,773 for the same period in 2001. The decrease is attributable to reduced costs relating to marketing agreements.

Administrative Expenses

General and administrative expenses amounted to $960,620 for the nine months ended September 30, 2002, compared with $715,518 for the same period in 2001, principally due to write-offs of deferred share issuance costs ($88,495), as explained in note 2(b) of the interim consolidated financial statements, as well as increased professional fees (net increase $82,636) and Director's and Officers insurance premiums ($77,281).

Foreign Exchange

The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 75% of 2002 expenses (75% in 2001) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company's results in 2001 or 2000.

Inflation

The Company does not believe that inflation has had a significant impact on its results of operations.

Long-Term Commitments

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $14,414 per month and ongoing research funding payments to a U.S. medical facility totaling $541,000 over the next two years.

Results of Operations

Net losses for the nine month period ended September 30, 2002 were $2,526,276, or $0.11 per share, compared to $2,053,707, or $0.09 per share, for the same period in 2001. The weighted average number of common shares outstanding for the nine months ending September 30, 2002 were 22,574,262 compared to 21,744,831 for the same period in 2001. Net losses for the quarter ended September 30, 2002 were $799,681, or $0.04 per share, compared to $695,584, or $0.03 per share, for the same period in 2001. The weighted average number of common shares outstanding for the quarter ending September 30, 2002 were 22,756,334 compared to 21,945,479 for the same period in 2001.

Financial Position

Liquidity and Capital Resources

As of September 30, 2002, cash totaled $379,229 and receivables totaled $155,197. In November 1999, the Corporation signed a common stock purchase agreement whereby the investor is committed to purchase up to $12 million of the Corporation's common shares over a thirty-month period commencing July 2000, when the initial draw-down was effected. As at December 31, 2001, four drawings have been made under this Share Purchase Agreement, for total proceeds of $1,436,364. Specifically, on August 16, 2000, 152,616 common shares were issued at a volume weighted average price of $3.2924 per share; on October 12, 2000,

137,889 common shares were issued at a volume weighted average price of $3.6261 per share, on February 7, 2001, 161,696 common shares were issued at a volume weighted average price of $2.0240 and on May 31, 2001, 56,108 common shares were issued at a volume weighted average price of $1.9466. The Company intends to access financing under this agreement when appropriate to fund its research and development. At September 30, 2002, the Company has $1.5 million of financing available under this facility. The agreement expires in January, 2003.

The Company intends to raise additional capital in 2002 and 2003 in order to pursue its development. To September 30, 2002, the Company completed five private placements and issued 536,074 common shares for total proceeds of $2,282,400. On January 24, 74,074 shares were issued at a price of $4.05 in a private placement for total proceeds of $300,000. On March 18, 195,000 shares were issued at a price of $4.20 in a private placement for total proceeds of $819,000. On June 18, 90,000 shares were issued at a price of $4.00 in a private placement for total proceeds of $360,000. On July 17, 86,000 shares were issued at a price of $4.68 in a private placement for total proceeds of $403,000. On September 9, 91,000 shares were issued at a price of $4.40 in a private placement for total proceeds of $400,400. The Company believes that funds from operations as well as from existing and additional equity facilities will be sufficient to meet the Company's cash requirements for the next twelve months.


     This message contains certain "forward-looking statements" as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management's current expectations. Such factors are detailed from time to time in Nymox's filings with the Securities and Exchange Commission and other regulatory authorities.

kpmg










                 Consolidated Financial Statements of
                 (Unaudited)


                 NYMOX PHARMACEUTICAL
                 CORPORATION



                 Periods ended September 30, 2002, 2001 and 2000

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements
(Unaudited)


Periods ended September 30, 2002, 2001 and 2000



Financial Statements

     Consolidated Balance Sheets...........................................  1

     Consolidated Statements of Operations.................................  2

     Consolidated Statements of Deficit....................................  3

     Consolidated Statements of Cash Flows.................................  4

     Notes to Consolidated Financial Statements............................  5

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets
(Unaudited)

September 30, 2002, with comparative figures as at December 31, 2001 (in US dollars)

                                                 September 30,      December 31,
                                                     2002               2001
--------------------------------------------------------------------------------
                                                  (Unaudited)        (Audited)

Assets

Current assets:
  Cash                                           $    379,229      $    488,987
  Accounts and other receivables                      111,463           122,459
  Research tax credits receivable                      43,734            30,509
  Inventory                                            68,569            17,567
  Prepaid expenses                                     17,500            55,000
--------------------------------------------------------------------------------
                                                      620,495           714,522

Capital assets:
  Property and equipment                              196,473           217,083
  Patents and intellectual property                 3,181,302         3,154,441
--------------------------------------------------------------------------------
                                                    3,377,775         3,371,524

Deferred share issuance costs                          17,700           106,195
--------------------------------------------------------------------------------
                                                 $  4,015,970      $  4,192,241
================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable and accrued liabilities       $    554,587      $    295,393
  Note payable                                        344,872           396,775
  Deferred revenue                                      5,930            55,325
--------------------------------------------------------------------------------
                                                      905,389           747,493

Non-controlling interest                              800,000           800,000

Shareholders' equity:
  Share capital and other:
    Share capital (note 2)                         27,694,475        25,376,557
    Warrants and options                              421,638           421,638
  Deficit                                         (25,805,532)      (23,153,447)
--------------------------------------------------------------------------------
                                                    2,310,581         2,644,748

Contingencies (note 5)
Subsequent events (note 6)
--------------------------------------------------------------------------------
                                                 $  4,015,970      $  4,192,241
================================================================================

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations
(Unaudited)

Periods ended September 30, 2002, 2001 and 2000
(in US dollars)

                             Three months ended September 30,                 Nine months ended September 30,
--------------------------------------------------------------------------------------------------------------------
                           2002            2001            2000            2002            2001            2000
--------------------------------------------------------------------------------------------------------------------

Revenue:
  Sales                $     70,841    $     83,128    $     50,096    $    306,104    $    300,893    $    123,584
  Research contract              -           97,402              -               -           97,402              -
  Interest                      974           2,894          19,627           4,746          14,453          53,859
  ------------------------------------------------------------------------------------------------------------------
                             71,815         183,424          69,723         310,850         412,748         177,443

Expenses:
  Research and
    development             326,696         466,744         499,538       1,241,631       1,145,390       1,608,346
  Less investment
   tax credits               (3,436)         (5,068)           (299)        (13,225)         (8,619)         (7,952)
  ------------------------------------------------------------------------------------------------------------------
                            323,260         461,676         499,239       1,228,406       1,136,771       1,600,394

  General and
   administrative           350,389         223,978         262,606         960,620         715,518       1,080,350
  Depreciation and
   amortization             101,528          99,505          77,818         291,936         292,047         170,946
  Marketing                  56,489          59,692         122,528         197,491         219,773         262,243
  Cost of sales              40,281          32,627          21,863         159,287          97,955          65,587
  Interest and bank
    charges                    (451)          1,530           9,543          32,286           4,391          12,393
  ------------------------------------------------------------------------------------------------------------------
                            871,496         879,008         993,597       2,870,026       2,466,455       3,191,913

Gain on disposal of
 capital assets                   -               -               -          32,900               -               -
--------------------------------------------------------------------------------------------------------------------
Net loss               $   (799,681)   $   (695,584)   $   (923,874)   $ (2,526,276)   $ (2,053,707)   $ (3,014,470)
====================================================================================================================

--------------------------------------------------------------------------------------------------------------------
Loss per share
 (basic and diluted)   $      (0.04)    $     (0.03)   $      (0.04)   $      (0.11)   $      (0.09)   $      (0.15)
====================================================================================================================

--------------------------------------------------------------------------------------------------------------------
Weighted average
 number of common
 shares outstanding      22,756,334      21,945,479      21,028,767      22,574,262      21,744,831      20,732,514
====================================================================================================================

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit
(Unaudited)

Periods ended September 30, 2002, 2001 and 2000
(in US dollars)

                             Three months ended September 30,                 Nine months ended September 30,
--------------------------------------------------------------------------------------------------------------------
                           2002            2001            2000            2002            2001            2000
--------------------------------------------------------------------------------------------------------------------

Deficit, beginning
 of period             $(24,942,146)   $(21,400,535)   $(17,999,396)   $(23,153,447)   $(19,982,999)   $(15,605,816)

Net loss                   (799,681)       (695,584)       (923,874)     (2,526,276)     (2,053,707)     (3,014,470)

Share issue costs           (63,705)        (24,999)        (25,114)       (125,809)        (84,412)       (328,098)

--------------------------------------------------------------------------------------------------------------------
Deficit, end of
 period                $(25,805,532)   $(22,121,118)   $(18,948,384)   $(25,805,532)   $(22,121,118)   $(18,948,384)
====================================================================================================================


See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows
(Unaudited)

Periods ended September 30, 2002, 2001 and 2000
(in US dollars)

                                         Three months ended September 30,                 Nine months ended September 30,
--------------------------------------------------------------------------------------------------------------------------------
                                       2002            2001            2000            2002            2001            2000
--------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating
 activities:
  Net loss                         $   (799,681)   $   (695,584)   $   (923,874)   $ (2,526,276)   $ (2,053,707)   $ (3,014,470)
  Adjustments for:
    Depreciation and amortization       101,528          99,505          77,818         291,936         292,047         170,946
  Write-down of deferred share
   issue costs                           17,699               -               -          88,495               -               -
  Services paid with common
   shares                                     -               -               -          32,420               -               -
  Gain on disposal of capital
   assets                                     -               -               -         (32,900)              -               -
  Change in operating assets
   and liabilities                      (32,099)        (53,272)       (207,094)        194,068         (93,492)       (245,810)
  ------------------------------------------------------------------------------------------------------------------------------
                                       (712,553)       (649,351)     (1,053,150)     (1,952,257)     (1,855,152)     (3,089,334)

Cash flows from financing
 activities:
  Proceeds from issuance of
   share capital                        803,400       1,004,640         500,000       2,282,400       1,853,004       4,500,000
  Share issue costs                     (63,705)        (24,999)        (15,000)       (125,809)        (71,264)       (365,365)
  Repayment of note payable             (19,645)              -               -        (396,775)              -        (346,428)
  Issuance of short-term debt                 -               -               -         344,872         396,774               -
  ------------------------------------------------------------------------------------------------------------------------------
                                        720,050         979,641         485,000       2,104,688       2,178,514       3,788,207

Cash flows from investing
 activities:
  Additions to capital assets          (143,351)        (73,305)        (99,524)       (295,089)       (222,385)       (264,836)
  Proceeds on disposal of
   capital assets                             -               -               -           32,900            250               -
  ------------------------------------------------------------------------------------------------------------------------------
                                       (143,351)        (73,305)        (99,524)       (262,189)      (222,135)      (264,836)
--------------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash        (135,854)        256,985        (667,674)       (109,758)        101,227         434,037

Cash, beginning of period               515,083         409,953       1,551,074         488,987         565,711         449,363

--------------------------------------------------------------------------------------------------------------------------------
Cash, end of period                $    379,229    $    666,938    $    883,400    $    379,229    $    666,938    $    883,400
================================================================================================================================

Supplemental disclosure to
 statements of cash flows:
  (a) Interest paid                $          -    $      1,530    $      9,543    $          -    $      4,391    $     12,393
  (b) Non-cash transactions:
      Acquisition of Serex, Inc.
       by issuance of common
       shares                                 -               -         191,261           3,098               -         849,086
      Shares issued for services              -               -               -          32,420               -               -
================================================================================================================================

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 2002, 2001 and 2000
(in US dollars)

-------------------------------------------------------------------------------

Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the diagnosis and treatment of Alzheimer's disease. The Corporation is currently marketing AlzheimAlertTM, a urinary test that aids physicians in the diagnosis of Alzheimer's disease. The Corporation also markets NicAlertTM and NicoMeterTM, tests that use urine or saliva to detect use of or exposure to tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer's disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli O157:H7 bacterial contamination in meat and other food and drink products.

Since 1989, the Corporation's activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities.

The Corporation is listed on the NASDAQ Stock Market.

1.   Basis of presentation:

     (a)  Interim financial statements:

          The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles. The unaudited consolidated balance sheet as at September 30, 2002 and the unaudited consolidated statements of operations, deficit and cash flows for the three- and nine-month periods ended September 30, 2002, 2001 and 2000 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. The Corporation's revenues and expenses are subject to seasonal variations. Consequently, the results for any quarter are not traditionally indicative of the results for the full year. The interim consolidated financial statements follow the same accounting policies and methods of their application as described in note 2 of the annual consolidated financial statements for the year ended December 31, 2001. The interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Corporation as at and for the year ended December 31, 2001.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

1.   Basis of presentation (continued):

     (b)  New accounting standards:

          (i)  Stock-based compensation:

               Effective January 1, 2002, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA"), Handbook Section 3870, with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations require that all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, be accounted for using the fair value method. For all other stock-based employee compensation awards, the CICA has not prescribed specific methods, and therefore the Corporation has chosen to continue to follow its existing policy of using the settlement method of accounting as permitted under the new standard. Under this method, no compensation expense is recognized when stock options are issued to employees. Any consideration received from the plan participants upon exercise of stock options is credited to share capital.

               The new standard requires that the Corporation disclose the pro forma effect of accounting for all stock-based awards granted during the three- and nine-month periods ended September 30, 2002 under the fair value-based method. As no options were granted during these periods, no such disclosure was required.

               There is no impact on the Corporation's consolidated financial position, results of operations and cash flows as a result of adopting these recommendations.

          (ii) Goodwill and other intangible assets:

               Effective January 1, 2002, the Corporation adopted the new recommendations of the CICA, Handbook Section 3062, with respect to the accounting for goodwill and other intangible assets. The standard changes the accounting for goodwill from an amortization method to an impairment-only approach. In addition, the standard requires acquired intangible assets to be separately recognized if the benefit of the intangible assets is obtained through contractual or other legal right, or if the intangible assets can be sold, transferred, licensed, rented or exchanged.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

1.   Basis of presentation (continued):

     (b)  New accounting standards (continued):

          (ii) Goodwill and other intangible assets (continued):

               There was no impact on the Corporation's consolidated financial position, results of operations and cash flows as a result of adopting these recommendations. In addition, there has been no change in the estimated useful life of the other intangible assets which continue to be amortized using the straight-line method at the following annual rates:

               -----------------------------------------------------------------

               Intellectual property rights                                  10%
               Patents                                                  17 years

               -----------------------------------------------------------------


2.   Share capital:

     (a)  Share capital transactions during the period were as follows:

          ----------------------------------------------------------------------
                                                     Number          Dollars
          ----------------------------------------------------------------------

          Balance, December 31, 2001               22,297,525     $ 25,376,557
          Issued for cash pursuant to private
           placements                                 536,074        2,282,400
          Issued to acquire additional shares
           of Serex, Inc. (i)                             932            3,098
          Issued in exchange for pre-clinical
           services (ii)                                7,923           32,420
          ----------------------------------------------------------------------
          Balance, September 30, 2002              22,842,454     $ 27,694,475
          ----------------------------------------------------------------------

          (i) During the period, the Corporation issued 932 common shares and 574 Series J warrants to purchase an additional 5,000 shares of Serex, Inc. that it did not previously own. The Corporation owns approximately 98% of Serex, Inc. The warrants are exercisable at $3.70 per share and expire on July 31, 2005.

          (ii) During the period, the Corporation issued 7,923 common shares as payment for certain services totalling $32,420.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

2.   Share capital (continued):

     (b) The costs incurred in connection with the common stock purchase agreement described in note 6 (c) of the Corporation's annual consolidated financial statements, were accounted for as deferred share issuance costs to be amortized to the deficit over the thirty-month draw-down period. Amortization is calculated for each draw-down based on the percentage of the actual draw-down over the total facility. During the period, the Corporation wrote off deferred share issuance costs in the amount of $88,495 against earnings for the portion of the facility that can no longer be utilized by the Corporation. The facility expires in January 2003.


3.   Canadian/US Reporting Differences:

     (a)  Consolidated statements of earnings:

          The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

                                         Three months ended September 30,                 Nine months ended September 30,
--------------------------------------------------------------------------------------------------------------------------------
                                       2002            2001            2000            2002            2001            2000
--------------------------------------------------------------------------------------------------------------------------------


Net loss, Canadian GAAP            $   (799,681)   $   (695,584)   $   (923,874)   $ (2,526,276)   $ (2,053,707)   $ (3,014,470)

Adjustments:
  Amortization of patents (i)             2,095          26,150            (214)          6,802          52,496           4,178
  Stock-based compensation
   options granted to
   non-employees (ii)                   (10,285)              -               -         (30,855)        (15,595)              -
--------------------------------------------------------------------------------------------------------------------------------
                                         (8,190)         26,150            (214)        (24,053)         36,901           4,178

--------------------------------------------------------------------------------------------------------------------------------
Net loss, U.S. GAAP                $   (807,871)   $   (669,434)   $   (924,088)   $ (2,550,329)   $ (2,016,806)   $ (3,010,292)
================================================================================================================================

--------------------------------------------------------------------------------------------------------------------------------
Loss per share, U.S. GAAP          $      (0.04)   $      (0.03)   $      (0.04)   $      (0.11)   $     (0.09)    $      (0.15)
================================================================================================================================

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

3.   Canadian/US Reporting Differences (continued):

     (b)  Consolidated shareholders' equity:

          The reconciliation of shareholders' equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

          ----------------------------------------------------------------------
                                                   September 30,    December 31,
                                                       2002             2001
          ----------------------------------------------------------------------

          Shareholders' equity, Canadian GAAP      $  2,310,581    $  2,644,748

          Adjustments:
            Amortization of patents (i)                (131,733)       (138,535)
            Stock-based compensation - options
             granted to non-employees (ii):
               Cumulative compensation expense       (1,291,438)     (1,260,583)
               Additional paid-in capital             1,344,001       1,313,146
            Change in reporting currency (iii)          (62,672)        (62,672)
          ----------------------------------------------------------------------
                                                       (141,842)       (148,644)
          ----------------------------------------------------------------------
          Shareholders' equity, U.S. GAAP          $  2,168,739    $  2,496,104
          ======================================================================

          (i) In accordance with APB Opinion 17, Intangible Assets, the patents are amortized using the straight-line method over the legal life of the patents from the date the patent was secured. For Canadian GAAP purposes, the patents are amortized commencing in the year of commercial production of the developed products.

          (ii) In accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees has been recorded in the accounts based on the fair value of the stock options at the grant date. Under Canadian GAAP, no compensation expense was recorded for stock options granted to non-employees before January 1, 2002.

          (iii) The Company adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all periods presented have been translated into US dollars at the ending exchange rate for the respective period and the statement of earnings at the average exchange rate for the respective period.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

4.   Segment disclosures:

     Geographic segment information was as follows:
                                                                       United
                                                     Canada            States
     ---------------------------------------------------------------------------
     Revenues:
       2002                                        $     5,334      $   305,516
       2001                                            142,036          270,712
       2000                                             53,859          123,584

     Net loss:
       2002                                         (2,162,745)        (363,531)
       2001                                         (1,626,369)        (427,338)
       2000                                         (1,879,670)      (1,134,800)

     Identifiable assets:
       September 30, 2002                            3,510,701          505,268
       December 31, 2001 (audited)                   3,629,455          562,786
     ===========================================================================


5.   Contingencies:

     (a)  Litigation:

          A shareholder has served the Corporation with a Statement of Claim filed with the Ontario Superior Court of Justice claiming to be entitled to the issuance of 388,797 additional shares in accordance with repricing provisions contained in a 2000 private placement agreement and to damages of $4,000,000 for lost opportunity to sell these shares. The Corporation believes that the shareholder's interpretation of the repricing provisions in the March 2000 agreement is incorrect and intends to defend the action vigorously. Accordingly, no provision related to this matter has been recorded in these financial statements.

     (b)  Demand for arbitration:

          In March 2002, a former employee filed a demand for arbitration with the American Arbitration Association concerning the termination of her employment with the Corporation. The employee is claiming damages of up to $498,000 plus attorney's fees and costs, based upon alleged violations of New Jersey law and breach of an employment agreement. The Corporation believes these claims are without merit and intends to defend the matter vigorously. Accordingly, no provision related to this matter has been recorded in these financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

6.   Subsequent events:

     On October 23, 2002, the Company announced that its NicAlertTM product has received 510(K) clearance from the US Food and Drug Administration (FDA). On November 1, 2002, the Company announced that its US patent was issued for the use of statin drugs for the treatment and prevention of Alzheimer's disease.